

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Stephen A. Vintz
Chief Financial Officer
Tenable Holdings, Inc.
6100 Merriweather Drive
Columbia, MD 21044

> **Re: Tenable Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 25, 2022**
> **Form 8-K furnished April 26, 2022**
> **File No. 001-38600**

Dear Mr. Vintz:

     We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 44

1.   We note your disclosure regarding recurring revenues. Please tell us, and in future filings disclose, whether you include subscription software license revenues that are recognized upon delivery within your measure of recurring revenue. Also, tell us the amount of such subscription software revenues recognized for each period presented.

Factors Affecting Our Performance, page 45

2.   We note that evaluate your ability to expand sales with existing customers by assessing your dollar-based net expansion rate on a last twelve months basis and that such rate exceeded 110% for fiscal 2021. Please tell us, and in future filings disclose, the specific percentage of the dollar-based net expansion rate for each period presented. Also, tell us and disclose whether software license revenues, which are recognized upon delivery and included within subscription revenues, are included in the calculation of annual recurring revenue (ARR). Lastly, tell us and disclose the percentage of ARR related to multi-year sales for each period presented to provide further context to your disclosure of the alternative dollar-based net expansion rate. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

Key Operating and Financial Metrics
Free Cash Flow and Unlevered Free Cash Flow, page 48

3.   We note that your non-GAAP liquidity measure of unlevered free cash flow includes an adjustment for cash interest paid. Please revise to remove this adjustment as charges that require cash settlement cannot be excluded from a non-GAAP liquidity measure in a filed document. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

Results of Operations, page 55

4.   Please tell us and in future filings revise to include a discussion regarding the various factors that contributed to your revenue growth. At a minimum, address in quantified terms the increase in revenue from new versus existing customers. Refer to Item 303(a) of Regulation S-K.

5.   We note your discussion of interest (expense) income, net and (benefit) provision for income taxes on pages 53 and 54 qualitatively discuss multiple factors that impacted these line items, however, you do not include a further discussion of such changes within Results of Operations. In future filings, when there are material changes to a line item, please describe the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

Form 8-K furnished April 26, 2022

Exhibit 99.1
Non-GAAP Financial Measures and Other Key Metrics, page 3

6.   You state that you believe your non-GAAP measure of unlevered free cash flow is useful as a liquidity measure since it measures the cash that is available to invest in your business and meet your current and future financing needs. To the extent you continue to provide this measure in any future filings furnished with the Commission, please revise to avoid

implying that such measure represents the residual cash flow available for discretionary expenditures, since there are non-discretionary expenditures that are not deducted from the measure. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology